Mail Stop 4561

January 2, 2008

Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.
Unit 3409 Shun Tak Center, West Tower
168-200 Connaught Road Central
Hong Kong

      Re: **China Entertainment Group, Inc.**
           Form 10-KSB for Fiscal Year Ended
           December 31, 2005
           Filed April 23, 2007
           File No. 000-29019

Dear Ms. Wong:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

           Sincerely,

           Kevin Woody
           Branch Chief